EXHIBIT 12

CENTRAL GARDEN & PET COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended
	September 25, 2004	September 24, 2005	September 30, 2006	September 29, 2007	September 27, 2008
Income (loss) before income taxes, cumulative effect of accounting change, and income (loss) of equity method investees	$64,319	$79,469	$99,132	$51,270	$(359,571)
Fixed charges (1)	19,157	24,582	42,912	52,093	40,394

Earnings	83,476	104,051	142,044	103,363	(319,177)

Fixed charges (1)	$19,157	$24,582	$42,912	$52,093	$40,394
Earnings to fixed charges excess (deficiency)	$64,319	$79,469	$99,132	$51,270	$(359,571)

Ratio of earnings to fixed charges (2)	4.36	4.23	3.31	1.98	N/A

(1)	Fixed charges consist of interest expense, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.
(2)	For the year ended September 27, 2008, earnings were insufficient to cover fixed charges by approximately $363.5 million, and the ratio is not meaningful.